SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 0-50801

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the Plan's most recent financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

APPENDIX I
FINANCIAL STATEMENTS

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2008

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits - December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3
Notes to Financial Statements	4
SUPPLEMENTARY INFORMATION	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

WOLF
& COMPANY, P.C.

Certified Public Accountants and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee of the
Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan
Willimantic, Connecticut

We have audited the accompanying statements of net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
June 25, 2009

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS		
Investments, participant directed, at fair value: (Note 3)		
Shares of registered investment companies	$ 3,674,025	$ 4,890,391
SI Financial Group, Inc. common stock	1,079,340	1,656,131
Interest-bearing cash	1,036,853	908,069
Participant loans	327,977	289,346
Total investments	6,118,195	7,743,937
Net assets available for benefits	$ 6,118,195	$ 7,743,937

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2008

Additions to net assets attributed to:	
Investment activity:	
Interest and dividends	$ 64,804
Contributions:	
Participants'	711,128
Employer	233,810
	944,938
Total additions	1,009,742
Deductions from net assets attributed to:	
Net depreciation in fair value of investments (Note 3)	2,236,086
Distributions paid to participants	382,651
Administrative expenses	16,747
Total deductions	2,635,484
Net decrease	(1,625,742)
Net assets available for benefits:	
Beginning of year	7,743,937
End of year	**$ 6,118,195**

See accompanying notes to financial statements.

Note 1. Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of the Savings Institute Bank and Trust Company (the "Bank" or the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All employees of the Bank who have completed 90 days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions

Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code limitations. The Bank may make matching contributions for participants that elect to make salary deferral contributions. Currently, the Bank matches 50% of participants' contributions up to 6% of participants' earnings. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of Code Section 414(v). The Bank may also make additional discretionary profit sharing contributions which are allocated among participants in the Plan in proportion to their compensation. Participants may also roll-over amounts representing distributions from other qualified plans.

Vesting

Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants' accounts attributable to the Bank's discretionary profit sharing contributions vests as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan documents.

Participants' Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants' Investment Options

Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the Plan Administrator. The Savings Institute Bank and Trust Company's Trust Department ("Trust Department") functions as the Plan's trustee. Participants may change their investment options any time via direct telephone or via intranet access to the Trust Department.

Participants' Loans Receivable

Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. Loans are secured by the vested interest in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2008, interest rates on existing loans range from 3.25% to 8.25%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Amounts of participants' forfeited nonvested accounts are first applied to Plan administrative expenses and are then used to reduce the Bank's discretionary profit sharing and matching contributions. For the year ended December 31, 2008, forfeited nonvested accounts amounted to $1,727.

Note 2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Recent Accounting Pronouncements

Effective January 2008, the Plan adopted FASB's Financial Accounting Standards No. 157, "*Fair Value Measurements*" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands the disclosures about fair value measurement. This Statement was developed to provide guidance for consistency and comparability in fair value measurements and disclosures and applies under other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued Staff Position ("FSP") FAS 157-1 to exclude FASB Statement No. 13, "*Accounting for Leases,*" and its related interpretive accounting pronouncements that address leasing transactions, from the scope of SFAS 157. Additionally, in February 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for those items recognized or disclosed at fair value on the financial statements on an annual or more frequently recurring basis, to fiscal years beginning after November 15, 2008. The Plan will apply the fair value measurement provisions of SFAS 157 to its nonfinancial assets and liabilities effective January 1, 2009. In October 2008, the FASB issued Staff Position No. FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active"* ("FSP 157-3"), which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective immediately upon issuance, and includes prior periods for which financial statements have not been issued. The Plan adopted SFAS 157, except for items covered by FSP FAS 157-2, and the adoption did not have a material impact on the Plan's consolidated financial statements. *See Note 8 for more details.*

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans receivable are valued at amortized cost, which approximates fair value. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Fees charged for the administration of the Plan by the Trust Department that are in excess of forfeitures, are paid by the Bank. Loan transaction fees and investment fees are charged to participants. For the year ended December 31, 2008, administrative expenses totaled $16,747.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Nature of Business of Sponsor

The Sponsor is a federally-chartered savings bank providing a full range of financial services to individuals, municipalities and businesses through its twenty-one offices located in eastern Connecticut.

Note 3. Investments

The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 2008 and 2007 are as follows:

	December 31, 2008	December 31, 2007
SI Financial Group, Inc. common stock	$ **1,079,340**	$ 1,656,131
Shares of registered investment companies:		
Fidelity Capital Appreciation	**484,193**	878,283
Davis NY Venture Fund	**450,664**	677,768
Harbor International Fund	**514,046**	832,839
Vanguard Total Bond Index	**311,371**	-
Meridian Growth	-	452,762
Federated MDT Balanced Fund	-	609,136
Interest-bearing cash:		
Northern Government Fund	**1,034,859**	903,394

During 2008, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, depreciated in value by $2,236,086 as follows:

Shares of registered investment companies	$ (1,545,898)
SI Financial Group, Inc. common stock	(690,188)
Net depreciation in fair value of investments	**$ (2,236,086)**

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on September 10, 2003 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.

Note 6. Related Party Transactions

SI Financial Group, Inc., the parent holding company of the Bank, is an investment option under the Plan. Therefore, transactions related to SI Financial Group, Inc. qualify as party-in-interest transactions. For the year ended December 31, 2008, the Plan incurred fees totaling $12,261, which represent trustee fees due to the Bank's Trust Department as the Plan's trustee.

Note 7. Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8. Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation method include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value for the year ended December 31, 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 3,674,025	$ -	$ -	$ 3,674,025
Common stocks	1,079,340	-	-	1,079,340
Participant loans	-	-	327,977	327,977
Total assets at fair value	**$ 4,753,365**	**$ -**	**$ 327,977**	**$ 5,081,342**

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008.

	Participant Loans
Balance, beginning of year	$ 289,346
Advances, distributions and principal payments, net	38,631
Balance, end of year	$ 327,977

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Identity of Issuer	Description of Investment	Shares	Fair Value
Fidelity Capital Appreciation	Registered Investment Company	30,781	$ 484,193
Davis NY Venture Fund	Registered Investment Company	18,895	450,664
Harbor International Fund	Registered Investment Company	12,812	514,046
Harbor Bond Fund	Registered Investment Company	26,700	301,717
Vanguard Total Bond Index	Registered Investment Company	30,586	311,371
Vanguard Inflation Protected Securities	Registered Investment Company	18,591	214,176
Vanguard Small Cap Value Index	Registered Investment Company	6,623	67,628
Vanguard Target Retirement Income	Registered Investment Company	4,101	39,051
Vanguard Target Retirement 2010 Fund	Registered Investment Company	6,506	114,575
Vanguard Target Retirement 2015 Fund	Registered Investment Company	4,191	40,025
Vanguard Target Retirement 2020 Fund	Registered Investment Company	1,976	32,744
Vanguard Target Retirement 2025 Fund	Registered Investment Company	26,630	246,861
Vanguard Target Retirement 2030 Fund	Registered Investment Company	8,652	134,467
Vanguard Target Retirement 2035 Fund	Registered Investment Company	7,394	68,397
Vanguard Target Retirement 2040 Fund	Registered Investment Company	3,189	48,256
Vanguard Target Retirement 2045 Fund	Registered Investment Company	4,553	43,581
Vanguard Target Retirement 2050 Fund	Registered Investment Company	249	3,782
Columbia Acorn Select Z	Registered Investment Company	20,727	291,634
Janus Mid Cap Value	Registered Investment Company	17,464	266,857
SI Financial Group, Inc. Common Stock *	Equity Securities	179,890	1,079,340
Federated US Treasury Cash	Money Market Account	1,784	1,784
Northern Government Fund	Money Market Account	1,034,859	1,034,859
First Bankers Trust Services	Cash	210	210
Participant Loans *	3.25% to 8.25%, maturities through 2013	-	327,977
Net assets held for investment, at fair value			**$ 6,118,195**

There were no investment assets which were both acquired and disposed of during the plan year.

Cost information is not required for participant directed investments.

** Denotes party-in-interest*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/26/09

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

Laurie Gervais

Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of SI Financial Group, Inc. on Form S-8 (SEC File No. 333-119685) of our report dated June 25, 2009 appearing in this Annual Report on Form 11-K of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2008.

Wolf & Company, P.C.

Boston, Massachusetts
June 25, 2009

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com